SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated May 8, 2015 in respect of Poll Results at Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: May 11, 2015

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement

Poll Results at Annual General Meeting

The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the shareholders of the Company passed by way of poll all resolutions proposed at the Annual General Meeting (the “AGM”) of the Company held on 8 May 2015. The poll results are as follows:

No. of Votes (%)
Ordinary Resolutions		For	Against
1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2014.	21,770,740,875 (99.9928%)	1,572,280 (0.0072%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.	To declare a final dividend of RMB0.20 (equivalent to HK$0.25350) per share (pre-tax) for the year ended 31 December 2014.	21,775,716,089 (99.9994%)	128,937 (0.0006%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3.	(a) To re-elect
	(i) Mr. Chang Xiaobing as a Director;	21,507,227,377 (98.9563%)	226,843,495 (1.0437%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(ii) Mr. Zhang Junan as a Director;	21,723,763,129 (99.7609%)	52,055,367 (0.2391%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(iii) Mr. Cesareo Alierta Izuel as a Director; and	19,503,940,359 (89.6082%)	2,261,866,917 (10.3918%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(iv) Mr. Chung Shui Ming Timpson as a Director.	20,526,108,771 (94.2884%)	1,243,385,735 (5.7116%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

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No. of Votes (%)
Ordinary Resolutions		For	Against
3.	(b) To authorise the Board of Directors to fix remuneration of the Directors for the year ending 31 December 2015.	21,732,998,229 (99.9050%)	20,676,567 (0.0950%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
4.	To re-appoint Auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2015.	21,773,540,378 (99.9795%)	4,471,667 (0.0205%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
5.	To grant a general mandate to the Directors to buy back shares in the Company not exceeding 10% of the total number of the existing shares in the Company in issue.	21,772,707,741 (99.9877%)	2,674,645 (0.0123%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
6.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the total number of the existing shares in the Company in issue.	19,116,272,961 (87.8017%)	2,655,813,995 (12.1983%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares bought back.	19,269,724,421 (88.4915%)	2,506,071,895 (11.5085%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
Special Resolution
8.	To approve the adoption of the new Articles of Association of the Company.	21,429,632,866 (98.4106%)	346,108,250 (1.5894%)
As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed.

As at the date of the AGM, the number of issued shares of the Company was 23,947,081,083 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM. Besides, there were no shares entitling the holders to attend and abstain from voting in favour of the resolutions at the AGM as set out in rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there were no shares requiring the holders to abstain from voting at the AGM under the Listing Rules.

The scrutineer for the vote-taking at the AGM was Hong Kong Registrars Limited, the share registrar of the Company.

WITHHOLDING OF ENTERPRISE INCOME TAX

The Company refers to the announcement made by the Company dated 3 March 2015 in relation to closure of register of members and withholding tax and payment of enterprise income tax for non-resident enterprises in respect of the 2014 Final Dividend (the “Announcement”).

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The Company has recently sought clarifications from the relevant PRC authorities with respect to the withholding tax arrangement in respect of the 2014 Final Dividend payable to investors of the Shanghai Stock Exchange who invest in the shares in the Company listed on the Main Board of the Stock Exchange of Hong Kong Limited.

According to the Notice of the State Administration of Taxation on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H-share Holders Which Are Overseas Non-resident Enterprises [Guo Shui Han [2008] No. 897)] (“Notice 897”), the Company is regarded as a non-H share PRC resident enterprise, and is required to withhold 10% enterprise income tax on the amount of the dividend payable to all non-resident enterprise Shareholders (including HKSCC Nominees Limited). The withholding and payment obligation lies with the Company. The Company must pay the amount of the 2014 Final Dividend after deducting the 10% withholding tax to the Hong Kong Securities Clearing Company Limited (“HKSCC”). With respect to individual investors of Shanghai-Hong Kong Connect who hold Shares through HKSCC Nominees Limited, HKSCC will pay the amount of the 2014 Final Dividend net of the 10% enterprise withholding tax to China Securities Depository and Clearing Corporation Limited to distribute in accordance with PRC requirements.

In light of the above, the Company will pay the 2014 Final Dividend in accordance with the arrangement stated in the Announcement and the requirements of Notice 897.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 8 May 2015

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

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